Exhibit 99.1

February 17, 2012

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission

New Brunswick Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Autorité des marchés financiers

Registrar of Securities, Northwest Territories

Registrar of Securities, Yukon

Registrar of Securities, Nunavut

The Toronto Stock Exchange

Securities and Exchange Commission

Philippine Stock Exchange, Inc.

Philippine Securities and Exchange Commission

Dear Sirs:

Re:     Sun Life Financial Inc.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 10, 2012

RECORD DATE FOR NOTICE:	March 19, 2012

RECORD DATE FOR VOTING:	March 19, 2012

BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 19, 2012

SECURITIES ENTITLED TO NOTICE:	Common

SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Vijaya Somasundharem

Associate Manager, Trust Central Services

cc:	CDS & Co. (Via Fax)
Philippine Depository & Trust Corp.
Depository Trust Company

sg\NM_Sunlife

CIBC MELLON TRUST COMPANY	c/o Canadian Stock Transfer Company Inc. P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4 Tel 416-682-3800 www.canstockta.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks